UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TechPrecision Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Bella Drive

Westminster, Massachusetts 01473

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechPrecision Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended June 30, 2025 within the prescribed time period without unreasonable effort and expense to the Company. The Company requires additional time to complete its financial statements for the quarterly period ended June 30, 2025 in order to finalize the results of operations of its Stadco operating segment and have its independent auditors complete their review of the consolidated financial statements to be included in the report on Form 10-Q. Although the acquisition of Stadco was completed on August 25, 2021, the Company continues to work on integrating Stadco’s processes and procedures with its own. The delay in filing the Form 10-Q is mechanical in nature from an audit standpoint as a result of resource limitations and not due to fundamental issues with the Company’s financial results. The Company is working to expeditiously complete the preparation of its financial statements and file the Form 10-Q as soon as reasonably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Phillip Podgorski	(978)	874-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in results of operations from the quarterly period ended June 30, 2025. The Company expects to report that revenue for the three months ended June 30, 2025 were approximately $7.4 million, compared to revenue of $8.0 million for the three months ended June 30, 2024. The Company expects to report gross profit of $1.0 million for the three months ended June 30, 2025, compared to gross profit of $0.2 million for the three months ended June 30, 2024. The Company expects to report that selling, general and administrative expenses for the three months ended June 30, 2025 were approximately $1.5 million, compared to selling, general and administrative expenses of $1.6 million for the three months ended June 30, 2024.

All financial results for the three months ended June 30, 2025 included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full first quarter results, do not present all information necessary for an understanding of the Company’s financial performance as of and for the three months ended June 30, 2025 and should not be considered final until the Company files its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. During the course of the preparation of the Company’s financial statements as of and for the three months ended June 30, 2025, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our preliminary financial results for the three months ended June 30, 2025, expectations about the timing of the completion of the Company’s financial statements for the fiscal quarter ended June 30, 2025, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing

TechPrecision Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	By:	/s/ Phillip Podgorski
Phillip Podgorski, Chief Financial Officer